Continental Minerals
Revised Calculations Summary Page 1

Confidential Treatment Requested by Contintental Minerals Corporation Table 1

Probability Weighted After Tax Net Present Value Analysis

	Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I
Attachment	**NPV (USD)**	**exchange rate**	**NPV (Cdn$ equivalent)**	**% acquired via merger**	**Cdn$ NPV 40% equivalent**	**Risk factor**	**Cdn$ NPV 40% equivalent - risk adjusted**	**% likelihood**	**Cdn $NPV 40% equivalent - risk adjusted and probability weighted**
Scenario 1	[redacted]*	1.1236	[redacted]*	40%	[redacted]*	12%	[redacted]*	48.500%	[redacted]*
Scenario 2	[redacted]*	1.1236	[redacted]*	40%	[redacted]*	12%	[redacted]*	1.000%	[redacted]*
Scenario 3	[redacted]*	1.1236	[redacted]*	40%	[redacted]*	12%	[redacted]*	48.500%	[redacted]*
Scenario 4	[redacted]*	1.1236	[redacted]*	40%	[redacted]*	12%	[redacted]*	1.000%	[redacted]*
Scenario 5	[redacted]*	1.1236	[redacted]*	40%	[redacted]*			1.000%	[redacted]*
								Total	[redacted]*

Value assigned to Xietongmen Property - per pro forma financial statements
Value assigned to Surrounding Properties - per pro forma financial statements
Total value assigned to properties, per pro forma financial statements (excluding FIT)
[redacted]*

Index:

Scenario 1 This highly conservative set of assumptions uses $450/ounce of Gold; $7/ounce of Silver and $1.25/lb of copper

Scenario 2 This set of assumptions is based upon market mineral prices as of June 30, 2006, namely $613/ounce of Gold; $10.91/ounce of Silver and $3.46/lb of copper

Scenario 3 This set of assumptions uses the historical 10 year averages of $348/ounce of Gold; $5.63/ounce of Silver and $2.29/lb of copper

Scenario 4 This set of assumptions uses the forecasted mineral prices of $509/ounce of Gold; $9.7/ounce of Silver and $3.08/lb of copper

Scenario 5 This assumes that the project will be abandoned before contruction of the mine commenced.

Note: NPV calculations assume **[Confidential Treatment requested by Continental Minerals Corporation]** million tonnes will be mined *

Important Information for Readers

This information has been prepared, together with previous related information, for a limited specific purpose in connection with communicating certain internal Continental analyses to securities regulatory authorities. It is not intended to constitute a preliminary (economic) assessment of the Xietongmen Property or surrounding properties as contemplated by Canadian regulatory policy NI 43-101 which governs standards of disclosure for mineral projects for public companies in Canada. The analysis is not only prepared for a specific purpose but it is preliminary in nature and relies in part upon inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and hence there is no certainty that the estimated values and conclusions of this analysis will be realized in whole or in part.

Continental expects that it will in due course prepare one or more technical reports which are compliant with NI 43-101, one or more of which may contain a preliminary assessment as contemplated by policy NI 43-101. Such compliant reports may come to wholly different conclusions about the economics and value of the properties than those implied by this analysis. Accordingly, the analysis herein should not be relied upon by investors or others and is filed for securities regulatory purposes only.

Continental Minerals
Revised Calculations Summary Page 2

Confidential Treatment Requested by Contintental Minerals Corporation Table 2

SFAS 144 Impairment Test Analysis
Probability Weighted Undiscounted Cashflows

	Column A	Column B	Column C	Column D
Attachment	**Undiscounted total cashflow (USD)**	**% likelihood**	**exchange rate**	**Total weighted average (Cdn$)**
Scenario 1	[redacted] *	48.500%	1.1236	[redacted] *
Scenario 2	[redacted] *	1.000%	1.1236	[redacted] *
Scenario 3	[redacted] *	48.500%	1.1236	[redacted] *
Scenario 4	[redacted] *	1.000%	1.1236	[redacted] *
Scenario 5	[redacted] *	1.000%	1.1236	[redacted] *
		Total probability weighted undiscounted cashflow		[redacted] *

Index:

Scenario 1	This highly conservative set of assumptions uses $450/ounce of Gold; $7/ounce of Silver and $1.25/lb of copper
Scenario 2	This set of assumptions is based upon market mineral prices as of June 30, 2006, namely $613/ounce of Gold; $10.91/ounce of Silver and $3.46/lb of copper
Scenario 3	This set of assumptions uses the historical 10 year averages of $348/ounce of Gold; $5.63/ounce of Silver and $2.29/lb of copper
Scenario 4	This set of assumptions uses the forecasted mineral prices of $509/ounce of Gold; $9.7/ounce of Silver and $3.08/lb of copper
Scenario 5	This assumes that the project will be abandoned before contruction of the mine commenced.
Note:	NPV calculations assume **[Confidential Treatment requested by Continental Minerals Corporation]** million tonnes will be mined *

Important Information for Readers

This information has been prepared, together with previous related information, for a limited specific purpose in connection with communicating certain internal Continental analyses to securities regulatory authorities. It is not intended to constitute a preliminary (economic) assessment of the Xietongmen Property or surrounding properties as contemplated by Canadian regulatory policy NI 43-101 which governs standards of disclosure for mineral projects for public companies in Canada. The analysis is not only prepared for a specific purpose but it is preliminary in nature and relies in part upon inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and hence there is no certainty that the estimated values and conclusions of this analysis will be realized in whole or in part.

Continental expects that it will in due course prepare one or more technical reports which are compliant with NI 43-101, one or more of which may contain a preliminary assessment as contemplated by policy NI 43-101. Such compliant reports may come to wholly different conclusions about the economics and value of the properties than those implied bythis analysis. Accordingly, the analysis herein should not be relied upon by investors or others and is filed for securities regulatory purposes only.

LAWYERS

Davis Wright Tremaine LLP

ANCHORAGE BELLEVUE LOS ANGELES NEW YORK PORTLAND SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, D.C.

2600 CENTURY SQUARE
1501 FOURTH AVENUE
SEATTLE, WA 98101-1688

TEL (206) 622-3150
FAX (206) 628-7699
www.dwt.com

November 2, 2006

Continental Minerals Corporation
Suite 1020 – West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Dear Sirs:

Re: Merger Agreement and Plan of Merger, dated May 29, 2006, among Continental Minerals Corporation, Great China Mining, Inc. and Continental Merger Inc.

We have acted as special United Stated federal income tax counsel for Continental Minerals Corporation, a company existing under the laws of the Province of British Columbia, Canada ("Continental") in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act") of Amendment No. 3 to the Registration Statement (No. 333-135566) on Form F-4, filed with the Commission on the date hereof (the "Registration Statement"). The Registration Statement relates to a plan of reorganization involving the formation of Continental Merger Inc., a Nevada corporation (the "Sub") and wholly-owned subsidiary of Continental, and the merger of the Sub with and into Great China Mining, Inc., a Nevada corporation (the "Great China"), with Great China as the surviving corporation, and the resulting exchange by Great China stockholders of Great China common stock for Continental common stock pursuant to the terms of the Merger Agreement and the Plan of Merger both by and among Continental, Sub and Great China, dated May 29, 2006, (together, the "Merger Agreement"),[1] as further set forth in the proxy statement/prospectus contained in the Registration Statement (the "Prospectus").

In connection with rendering the opinions expressed below, we have examined copies of the following documents:

---

1 Capitalized terms not expressly defined herein shall have the meanings ascribed thereto in the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Registration Statement.

1. The Merger Agreement;
2. The Registration Statement; and
3. The Prospectus.

In addition, in rendering the opinions expressed in this letter, with your consent we have relied upon the representations, warranties and covenants contained in the Merger Agreement and the representations contained in the Continental Minerals Corporation and Continental Merger Inc. Officer's Certificate, dated August 15, 2006 and the Great China Mining, Inc. Officer's Certificate dated August 23, 2006 (together, the "Officers' Certificates"). We have not independently verified any of the representations contained in the Officers' Certificates.

In rendering our opinions, we have assumed (i) that the Merger will be consummated in accordance with the provisions of the Merger Agreement, (ii) that the representations and statements contained in the Merger Agreement were when made and will at all times remain accurate and complete, (iii) that the parties have complied with, and, if applicable, will continue to comply with the covenants contained in the Merger Agreement in all material respects, (iv) that the statements as to factual matters contained in the Registration Statement and the Proxy Statement/Prospectus are and will remain at all times accurate and complete, (v) that each of the representations in the Officers' Certificates is and will at all times remain true, accurate and complete and (vi) that each U.S. shareholder of Great China owning five percent (5%) or more of the total voting power or the total value of the stock of Continental after the Merger will enter into a five-year gain recognition agreement pursuant to and in accordance with Section 1.367(a)-8 of the Treasury Regulations.

We have assumed the genuineness of all signatures, the authenticity of documents and records submitted to us as originals, the conformity to the originals of all documents and records submitted to us as certified or reproduction copies, the legal capacity of all natural persons executing documents and records, and the completeness and accuracy as of the date of this opinion letter of the information contained in such documents and records.

Based upon, and subject to, the foregoing and the qualifications set forth herein, (i) we are of the opinion that the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that, assuming that the Merger so qualifies as a reorganization, Continental, Sub and Great China will each be a party to such reorganization within the meaning of Section 368(b); and (ii) we confirm that the discussion in the Prospectus under the heading "Material United States Federal Income Tax Consequences Related To The Merger," to the extent it consists of statements of law and legal conclusions, and subject to the limitations and conditions set forth therein, represents our opinion as to the material United States federal income tax consequences of the Merger to U.S. Holders.

The foregoing opinions are based on the provisions of the Code, Treasury Regulations promulgated under the Code, published revenue rulings and revenue procedures of the Internal Revenue Service ("I.R.S."), private letter rulings, existing court decisions, and other authorities available, as of the date of this letter, and the application of those authorities to the facts disclosed in the Registration Statement, the Prospectus, the Merger Agreement and the Officers' Certificates. Future legislative or administrative changes or court decisions, which may or may not be retroactive in application, or any change in facts from those upon which our opinions are based, may significantly modify the opinions set forth in this letter. It should be noted that no ruling has been sought from the I.R.S. with respect to the federal income tax consequences of the Merger, and this opinion letter is not binding on the I.R.S. or any court.

This opinion letter is delivered as of its date and we do not undertake to advise you or anyone else of any changes in the opinions expressed herein resulting from changes in law, changes in facts or any other matters that hereafter might occur or be brought to our attention that did not exist on the date hereof or of which we had no knowledge.

We acknowledge that we are referred to in the Registration Statement under the headings "Material United States Federal Income Tax Consequences Related to the Merger" and "Experts" and, without admitting that our consent is required under Section 7 of the Securities Act, we consent to that use of our name and to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement.

Very truly yours,

Davis Wright Tremaine LLP

LAWYERS

Davis Wright Tremaine LLP

ANCHORAGE BELLEVUE LOS ANGELES NEW YORK PORTLAND SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, D.C.

2600 CENTURY SQUARE
1501 FOURTH AVENUE
SEATTLE, WA 98101-1688

TEL (206) 622-3150
FAX (206) 628-7699
www.dwt.com

September 28,November 2, 2006

Continental Minerals Corporation
Suite 1020 – West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Dear Sirs:

Re: Merger Agreement and Plan of Merger, dated May 29, 2006, among Continental Minerals Corporation, Great China Mining, Inc. and Continental Merger Inc.

You have requested our opinion in connection with the proposed merger (the "Merger")We have acted as special United Stated federal income tax counsel for Continental Minerals Corporation, a company existing under the laws of the Province of British Columbia, Canada ("Continental") in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act") of Amendment No. 3 to the Registration Statement (No. 333-135566) on Form F-4, filed with the Commission on the date hereof (the "Registration Statement"). The Registration Statement relates to a plan of reorganization involving the formation of Continental Merger Inc., a Nevada corporation (the "Sub") and wholly-owned subsidiary of Continental Minerals Corporation, a company existing under the laws of the Province of British Columbia, Canada (the "Parent"), and the merger of the Sub with and into Great China Mining, Inc., a Nevada corporation (the "CompanyGreat China"), with the CompanyGreat China as the surviving corporation, and the resulting exchange by Great China stockholders of Great China common stock for Continental common stock pursuant to the terms of the Merger Agreement, dated May 29, 2006, among Parent, Sub and the Company, as amended by the Amendment to Merger Agreement, dated September 12, 2006, and the Plan of Merger, dated May 29, 2006 and Amended Plan of Merger, dated September 12, 2006, both by and among Parent, Sub and the Company, (collectively, the

~~"Merger Agreement)."~~[1] and the Plan of Merger both by and among Continental, Sub and Great China, dated May 29, 2006, (together, the "Merger Agreement"),[1] as further set forth in the proxy statement/prospectus contained in the Registration Statement (the "Prospectus").

In connection with rendering the ~~opinion~~opinions expressed below, we have examined copies of the following documents:

1. The Merger Agreement; ~~and~~

~~2. Amendment No. 2 to Form F-4 Registration Statement, Continental Minerals Corporation, dated September 28 , 2006 (Registration No. 333-135566) (the "Registration Statement").~~

2. The Registration Statement; and

3. The Prospectus.

In addition, in rendering the ~~opinion~~opinions expressed in this letter, with your consent we have relied upon the representations, warranties and covenants contained in the Merger Agreement and the representations contained in the Continental Minerals Corporation and Continental Merger Inc. Officer's Certificate, dated August 15, 2006 and the Great China Mining, Inc. Officer's Certificate dated August 23, 2006 (together, the "Officers' Certificates"). We have not independently verified any of the representations contained in the Officers' Certificates.

In rendering our opinions, we have assumed (i) that the Merger will be consummated in accordance with the provisions of the Merger Agreement, (ii) that the representations and statements contained in the Merger Agreement were when made and will at all times remain accurate and complete, (iii) that the parties have complied with, and, if applicable, will continue to comply with the covenants contained in the Merger Agreement in all material respects, (iv) that the statements as to factual matters contained in the Registration Statement and the Proxy

~~1 Capitalized terms not expressly defined herein shall have the meanings ascribed thereto in the Merger Agreement.~~

1 Capitalized terms not expressly defined herein shall have the meanings ascribed thereto in the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Registration Statement.

2 DeltaView comparison of file://C:/Documents and Settings/FXF/Desktop/8.1 Reorganization Tax Opinion (Amend 2).DOC and file://C:/Documents and Settings/FXF/Desktop/8.1 Reorganization Tax Opinion on letterhead.DOC. Performed on 11/1/2006.

Statement/Prospectus are and will remain at all times accurate and complete, (v) that each of the representations in the Officers' Certificates is and will at all times remain true, accurate and complete and (vi) that each U.S. shareholder of Great China owning five percent (5%) or more of the total voting power or the total value of the stock of Continental after the Merger will enter into a five-year gain recognition agreement pursuant to and in accordance with Section 1.367(a)-8 of the Treasury Regulations.

We have assumed the genuineness of all signatures, the authenticity of documents and records submitted to us as originals, the conformity to the originals of all documents and records submitted to us as certified or reproduction copies, the legal capacity of all natural persons executing documents and records, and the completeness and accuracy as of the date of this opinion letter of the information contained in such documents and records.

We have further assumed that (i) each of the representations in the Officers' Certificates is and will at the time of the Merger be true and accurate (ii) each of the representations made by Parent, Sub and Company in the Merger Agreement is and will be true and accurate, (iii) each U.S. shareholder of Company owning five percent (5%) or more of the total voting power or the total value of the stock of Parent after the Merger will enter into a five-year gain recognition agreement pursuant to and in accordance with Section 1.367(a)-8 of the Treasury Regulations; and (iv) Great China will comply with the reporting requirements described in Section 1.367(a)-3(c)(6) of the Treasury Regulations.

Based upon, and subject to, the foregoing and the qualifications set forth therein,herein, (i) we are of the opinion that the statements in the Registration Statement under the captionMerger should qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that, assuming that the Merger so qualifies as a reorganization, Continental, Sub and Great China will each be a party to such reorganization within the meaning of Section 368(b); and (ii) we confirm that the discussion in the Prospectus under the heading "Material United States Federal Income Tax Consequences Related to theTo The Merger," which were prepared or reviewed by us, to the extent they constitute matters of United States law or legal conclusions with respect thereto, are an accurate general discussion of the matters set forth therein as of the date of the Registration Statement.it consists of statements of law and legal conclusions, and subject to the limitations and conditions set forth therein.

represents our opinion as to the material United States federal income tax consequences of the Merger to U.S. Holders.

The foregoing opinion isopinions are based on the provisions of the Code, Treasury Regulations promulgated under the Code, published revenue rulings and revenue procedures of the Internal Revenue Service ("I.R.S."), private letter rulings, existing court decisions, and other authorities available, as of the date of this letter, and the application of those authorities to the facts disclosed in the Registration Statement and, the Prospectus, the Merger Agreement and the Officers' Certificates. Future legislative or administrative changes or court decisions, which may or may not be retroactive in application, or any change in facts from those upon which our opinion isopinions are based, may significantly modify the opinionopinions set forth in this letter. It should be noted that no ruling has been sought from the I.R.S. with respect to the federal income tax consequences of the Merger, and this opinion letter is not binding on the I.R.S. or any court.

This opinion letter is delivered as of its date and we do not undertake to advise you or anyone else of any changes in the opinionopinions expressed herein resulting from changes in law, changes in facts or any other matters that hereafter might occur or be brought to our attention that did not exist on the date hereof or of which we had no knowledge.This opinion letter may be relied upon by you only in connection with the transaction described in the initial paragraph of this opinion letter and may not be used or relied upon by you for any other purpose or by any other person for any other purpose whatsoever without, in each instance, our prior written consent.

We acknowledge that we are referred to in the Registration Statement under the headings "Material United States Federal Income Tax Consequences of the Merger," "Material United States Federal Income Tax Consequences Related to the Merger" and "Experts" and, without admitting that our consent is required under Section 7 of the Securities Act, we consent to that use of our name and to the filing of this opinion letter as Exhibit 5.28.1 to the Registration Statement.

Our opinion addresses only the statements in the Registration Statement under the caption "Material United States Income Tax Consequences Related to the Merger," and does not address

~~any other Federal, state, local or foreign legal or tax implications that might arise from the Merger, or any other activities and transactions relating to the Parties.~~

Very truly yours,

Davis Wright Tremaine LLP

DeltaView comparison of file://C:/Documents and Settings/FXF/Desktop/8.1 Reorganization Tax Opinion (Amend 2).DOC and file://C:/Documents and Settings/FXF/Desktop/8.1 Reorganization Tax Opinion on letterhead.DOC. Performed on 11/1/2006.